Exhibit 99.1
Flamel Technologies to Receive $4 Million Milestone
Payment from GlaxoSmithKline
Lyon, France – March 20, 2009 – Flamel Technologies (NASD: FLML) announced today that it has earned an additional $4 million milestone from GlaxoSmithKline (GSK) pursuant to its Micropump® license agreement for Coreg CR™ (carvedilol phosphate extended release capsules). COREG CR was launched by GSK in 2007 and is approved for use in treating three cardiovascular conditions:
•	High blood pressure, also known as hypertension;

•	A heart attack that reduced how well the heart pumps (known medically as post-myocardial infarction left ventricular dysfunction); and

•	Mild to severe heart failure.
COREG CR microparticles are produced by Flamel Technologies at its production facility in Pessac, France, using the company’s MICROPUMP® technology platform.
“These types of payments are an important driver for the financial strength and success of Flamel Technologies,” Stephen H. Willard, Flamel’s chief executive officer, stated. “In addition to upfront fees, royalties, and payments for our research and development, these types of milestones play a significant role in the overall value we derive from licensing our technology. Flamel is engaged in 18 feasibility study programs with seven of the top twenty pharmaceutical companies in the world.”
About Flamel Technologies
Flamel Technologies is a drug delivery company with two intellectual property platforms: Micropump, for the controlled release of drugs best absorbed in the small intestine; and Medusa, for the controlled release of proteins, peptides, and other molecules injected subcutaneously.  Both of these platforms offer potential advantages with respect to efficacy and the reduction of side-effects, in addition to the obvious benefits associated with more convenient dosing regimens.  For detailed company information, including copies of this and other press releases, see Flamel’s web site: www.flamel.com.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:     (011) (33) 4-7278-3434
Fax:     (011) (33) 4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements. For further information on the Company, please review Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.